UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave., Ste 550, Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

(i)	Departure of Chief Financial Officer

Effective June 30, 2026, Gerald Bernstein stepped down as the Chief Financial Officer of Core AI Holdings, Inc., a British Columbia, Canada corporation (the “Company”).

(ii)	Appointment of new Chief Financial Officer

On July 7, 2026, the Company issued a press release announcing the appointment of Arie Goor as Chief Financial Officer, effective July 1, 2026.

A copy of the press release is included with this Report of Foreign Private Issuer on Form 6-K (this “Report”) as Exhibit 99.1.

Reference is made to the press release included as Exhibit 99.1 to this Report for information on Mr. Goor’s background and business experience.

In connection with Mr. Goor’s joining the Company, the Company has entered into an agreement with Shimony Financial Services (“Shimony”) of Ramat Gan, Israel, where Mr. Goor serves as head of the IPO and M&A Department, pursuant to which the Company will pay Shimony the sum of US$9,000 per month for Mr. Goor’s services (subject to reevaluation in 2027) . The agreement with Shimony may be terminated by either party upon thirty (30) days’ prior written notice. The foregoing description of the Company’s agreement with Shimony is qualified in its entirety by reference to the agreement, a copy of which is included as Exhibit 10.l to this Report.

The information and documents furnished in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report and the exhibits furnished herewith contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the Company’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of the Company’s control, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Any references and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Agreement between the Company and Shimony Financial Services
99.1*	Press Release dated July 7, 2026

* Furnished not filed.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2026	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer

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